Exhibit 99.2

Challenger Energy Corp.

Consolidated Financial Statements

For the years ended December 31, 2008

(Audited)

Challenger Energy Corp.

Audited Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principals in the United States is the responsibility of management.

Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial statements include estimates, which are based on management’s informed judgments. Management has established systems of internal control, which are designed to provide reasonable assurance those assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors, which has approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Challenger Energy Corp.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

“Manjeet Dhillon”
Manjeet Dhillon

“Dan MacDonald”
Dan MacDonald

AUDITORS’ REPORT

To the Shareholders of Challenger Energy Corp.

We have audited the consolidated balance sheets of Challenger Energy Corp. (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established by Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report as at March 9, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Meyers Norris Penny LLP

Independent Registered Public Accounting Firm

Calgary, Canada

March 9, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 9, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements. These explanatory paragraphs would emphasize the following:

As discussed in Note 1, Challenger Energy Corp. (the “Company”) obtained on February 27, 2009 an order from the Court of Queen’s Bench of Alberta granting creditor protection under the Companies’ Creditors Arrangement Act (Initial Order). The accompanying financial statements do not purport to reflect or provide for the consequences of the Initial Order. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as a result of the contributing factors having led to the Initial Order, realization of assets and discharge of liabilities, without substantial adjustments and/or changes in ownership, are subject to significant uncertainty and raise substantial doubt about the Company’s ability to continue as a going concern.Management’s plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 4 to the consolidated financial statements as at December 31, 2008 and 2007 and for the three-year period then ended. Our report to the shareholders dated March 9, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Meyers Norris Penny LLP

Independent Registered Public Accounting Firm

Calgary, Canada

March 9, 2009

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Challenger Energy Corp.

We have audited Challenger Energy Corp.’s (“the Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at December 31, 2008 and 2007 and the results of operations and cash flows for each of the years in the three year period ended December 31, 2008, and our report dated March 9, 2009, expressed an unqualified opinion on those financial statements and includes a separate report titled Comments by Auditors for US readers on Canada-US reporting differences referring to events that cast substantial doubt on the Company’s ability to continue as a going concern and to changes in accounting principles that have a material effect on the comparability of the Company’s financial statements.

Meyers Norris Penny LLP

Independent Registered Public Accounting Firm

Calgary, Canada

March 9, 2009

Challenger Energy Corp.
Consolidated Balance Sheets
(Under Creditor Protection as of February 27, 2009 - Note 1)

($CDN)

	December 31, 2008 (Audited)	December 31, 2007 (Audited)

ASSETS
Current
Cash and cash equivalents	$3,932,862	$4,944,175
Accounts receivable	140,527	125,998
Prepaid expenses	3,000	5,500
	4,076,389	5,075,673

Petroleum and natural gas properties (Note 6)	110,519,016	28,228,964
	$114,595,405	$33,304,637

LIABILITIES
Current
Accounts payable and accrued liabilities	$23,890,851	$11,313,969
Bridge facility payable (Note 7)	14,000,000	—
	37,890,851	11,313,969

Asset retirement obligations (Note 16)	3,861	3,541
	37,894,712	11,317,510

Shareholders’ Equity
Share capital (Note 8b)	76,513,404	18,188,334
Warrants (Note 8d)	3,874,878	243,316
Special Warrants (Note 8e)	—	3,063,162
Contributed surplus (Note 9)	9,295,218	8,008,940
Deficit	(12,982,807)	(7,516,625)
	76,700,693	21,987,127
Going concern and economic dependence (Note 1)
Related party transactions (Note 15)
Commitments and contingencies (Note 17)
Subsequent Events (Note 20)
	$114,595,405	$33,304,637

“Michael Hibberd”
Michael Hibberd

“Dan MacDonald”
Dan MacDonald

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Loss, Comprehensive Loss & Deficit
(Under Creditor Protection as of February 27, 2009 - Note 1)

For the years ended December 31

($CDN)

	2008	2007	2006
Revenue
Oil and natural gas sales	$169,013	$154,745	$167,906
Royalties net of royalty tax credit	(41,226)	(45,571)	(42,694)
Net production revenue	127,787	109,174	125,212

Expenses
Stock-based compensation	1,819,589	2,873,194	1,893,009
Office and administrative	1,508,097	708,646	398,126
Professional fees	452,159	256,646	551,941
Depletion, depreciation and accretion	169,192	107,704	171,779
Production and operating costs	56,167	12,553	27,348
Listing fees	57,595	44,711	12,543
Miscellaneous	33,953	15,872	16,070
	4,096,752	4,019,326	3,070,816

Net loss from operations	(3,968,965)	(3,910,152)	(2,945,604)
Interest on deposits	211,677	257,634	414,888
Foreign exchange (loss) gain	(1,708,894)	(791,838)	8,219
Net loss and comprehensive loss	(5,466,182)	(4,444,356)	(2,522,497)

Deficit at beginning of year	(7,516,625)	(3,072,269)	(549,772)
Deficit at end of year	$(12,982,807)	$(7,516,625)	$(3,072,269)

Basic and diluted, loss per share (Note 10)	$(0.13)	$(0.14)	$(0.08)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Cash Flows

(Under Creditor Protection as of February 27, 2009 - Note 1)

For the years ended December 31

($CDN)

	2008	2007	2006

Cash provided by (used for) the following:
Operating
Net loss	$(5,466,182)	$(4,444,356)	$(2,522,497)
Items not involving cash:
Foreign exchange loss (gain)	1,708,894	791,838	(8,219)
Depletion, depreciation and accretion	169,192	107,704	171,779
Stock-based compensation	1,819,589	2,873,194	1,893,009
Warrants issued upon draw of bridge facility	100,000	—	—
Change in non-cash working capital	300,318	(155,070)	16,594
	(1,368,189)	(826,690)	(449,334)
Financing
Issue of Common Shares (net of issue costs)	54,656,697	1,092,158	18,038,575
Issue of Special Warrants (net of issue costs)	—	3,063,162	—
Warrant conversion	3,531,562	—	—
Change in non-cash working capital	14,000,000	—	—
	72,188,259	4,155,320	18,038,575
Investing
Purchase of petroleum and natural gas assets	(82,387,023)	(17,649,785)	(10,255,199)
Change in non-cash working capital	10,549,909	11,567,031	—
	(71,837,114)	(6,082,754)	(10,255,199)

Net increase (decrease) in cash and equivalents
Foreign exchange loss (gain)	5,731	(791,838)	8,219

	(1,011,313)	(3,545,962)	7,342,261

Cash and cash equivalents at beginning of year	4,944,175	8,490,137	1,147,876
Cash and cash equivalents at end of year	$3,932,862	$4,944,175	$8,490,137

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

1.                                                         Creditor Protection and Restructuring

On February 27, 2009, Challenger Energy Corp. (“Challenger” or the “Company”) obtained an order (“the Initial Order”) from the Court of Queen’s Bench of Alberta (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). The Initial Order is for a period ending March 23, 2009 (the “Stay Period”) and Challenger intends to apply to the Court for an extension.

The Initial Order was obtained after the Board of Directors determined that Challenger was unable to continue to make required payments under a participation agreement as amended to August 11, 2007 (“the Participation Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”) and a related joint operating agreement dated August 11, 2007 with Canadian Superior and BG International Limited (“BG International”) with respect to exploration Block 5(c) offshore Trinidad and Tobago (“Block 5(c)”) or to repay Cdn. $14 million due on February 28, 2009 under a bridge loan facility with Canadian Superior (“the Bridge Facility”). CCAA protection will allow Challenger to continue with its February 5, 2009 announced process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. A special committee of directors will oversee this process and Peters & Co. Limited has been retained as financial advisor.

The Initial Order permits Challenger to file a plan of compromise or arrangement with its creditors and, in the meantime, to remain in possession and control of its property, carry on its business and retain employees and other service providers. No proceeding or enforcement process in any court or tribunal may be commenced or continued against or in respect of Challenger or affecting its property or business, except for arbitration proceedings commenced between BG International and Canadian Superior, and an interim receivership order obtained with respect to Canadian Superior’s interest in Block 5(c) by BG International Limited which may affect the Company’s interest in Block 5(c).

Alger & Associates Inc. (the “Monitor”) was appointed by the Court as Monitor, to monitor Challenger’s property and the conduct of its business. The Monitor has the prescribed rights and obligations set out in the CCAA and is also empowered to, among other things, monitor the Company’s receipts and disbursements, report to the Court with respect to matters relating to Challenger’s property and business and advise the Company in the development of any plan of compromise or arrangement with creditors. The Initial Order and related court filings are available on the Monitor’s website, at www.alger.ca.

If Challenger is not able to develop and present a plan of compromise or arrangement with its creditors, or if the plan is not accepted by affected creditors, during the Stay Period and any subsequent extensions, then the Company will lose the protection of the stay of proceedings and substantially all debt obligations of the Company will be due and payable, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation or forfeiture of Challenger’s assets.

Contributing factors

Challenger has funded its obligations on the Block 5(c) exploration program with funds raised in public markets and the Bridge Facility. The ability of the Company to continue to satisfy its obligations under the Participation Agreement, which are payable in US dollars, has been impacted by: the significant activity delays and cost over-runs at every stage of the exploration program; the recent decline in value of the Canadian dollar against the U.S. dollar; the decrease in commodity prices; the contraction of debt and equity financing; and the crisis facing the global credit market.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

1.                                                    Creditor Protection and Restructuring (continued)

Basis of Presentation, going concern issues and economic dependence

The Company is publicly traded on the TSX Venture Exchange and NYSE Alternext. As at December 31, 2008, the Company was participating in the drilling of its third exploration well offshore Trinidad and Tobago as part of the Company’s committment to participate in drilling three exploration wells on Block 5(c) pursuant to the Participation Agreement. The Company’s ability, at December 31, 2008, to fulfill its estimated commitments on the three well Block 5(c) exploration program was dependant on its ability to obtain borrowing and/or financings from third parties sufficient to meet its current and future obligations. Failure to secure borrowing or financing could prevent the Company from fulfilling its commitment required to earn 25% in Block 5(c) through Canadian Superior.

During the year ended December 31, 2008, 100% of Challenger’s investing activities were in respect to Challenger paying one-third of the costs and expenses associated with the three well commitment pursuant to the Participation Agreement. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof. Subsequent to year end, Canadian Superior obtained a court order under CCAA and an interim receivership order was granted against Canadian Superior pursuant to a receivership application commenced by BG International Ltd. in relation to Canadian Superior’s participating interest in certain Trinidad properties that may affect Challenger’s interest in Block 5(c) (Note 20).

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Participation Agreement is entirely dependent on Canadian Superior fulfilling its obligations and meeting the terms of its contracts. The Company’s contracts are with Canadian Superior and the respective governments have no obligations to Challenger.

These financial statements have been prepared using the same Canadian GAAP as applied by the Company prior to the Initial Order. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and to the expenses in these financial statements.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

1.                                                    Creditor Protection and Restructuring (continued)

The accompanying financial statements do not purport to reflect or provide for the consequences of the Initial Order. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status of priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, claims allowed arising under the Initial Order may be recorded as liabilities and presented separately on the balance sheet. If restructuring occurs and there is a substantial realignment of the equity and non-equity interest in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, petroleum and natural gas properties is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The series of events that led the Company to the Initial Order and the events since then triggered impairment tests for its petroleum and natural gas properties. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of petroleum and natural gas properties and long-lived assets.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Initial Order materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of petroleum and natural gas properties.

2.                                                    Nature of Operations

Challenger is a natural gas exploration and production company with its primary emphasis focused on exploration for natural gas offshore the Republic of Trinidad and Tobago. Challenger was incorporated on August 6, 2004 under the Canada Business Corporations Act.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

3.                                                    Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary after elimination of intercompany transactions and balances.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

Petroleum and natural gas properties

Challenger is engaged in the acquisition, exploration, development and production of oil and gas. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on nonproducing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Company’s independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

The Company performs a ceiling test in a two-stage test performed at least annually:

i)                                                        Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost or market of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)                                                     If impairment is indicated by applying the calculations described in i) above, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the risk-free rate of interest, using forecast prices and costs.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

3.                                                         Significant accounting policies (continued)

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Amortization of other equipment is provided on a diminishing balance basis at rates ranging from 20% to 100% per annum. Gains and losses from disposals are included in income.

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options or warrants would be used to purchase common shares at the average price during the period.

Asset Retirement Obligation

The fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically when the related assets are acquired, installed, drilled or completed. Amounts recorded for the related assets are increased by the amount of these obligations. Over time the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets.

Foreign Currency Translation

Transactions in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in the determination of net income for the current period.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

3.                                                         Significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas interest and equipment and the provision for asset retirement obligation are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

Stock Based Compensation and other Stock Based Payments

The Company measures stock based payments using the fair value method of accounting; the associated stock compensation expense is amortized over the vesting period, with an offsetting credit to contributed surplus. The contributed surplus balance is reduced as the options and performance shares are exercised and the amount initially recorded is credited to share capital. Forfeitures are accounted for as a reduction of stock compensation expense and contributed surplus as incurred.

Non-Monetary Consideration

Shares, agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX Venture on the date of the agreement to issue shares as determined by the Board of Directors.

Joint Ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Company’s proportionate interest in such activities.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

3.                                                    Significant accounting policies (continued)

Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as “loans and receivables”. Accounts payable and accrued liabilities are designated as “other liabilities”.

4.                                                    Adoption of New Accounting Policies

Financial Instruments and Capital Disclosures

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital.

Sections 3862 and 3863 replaces section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result of the implementation of these new standards (see Note 12 for Capital Disclosures and see Note 14 for Financial Instruments).

5.                                                    Recent Accounting Pronouncements

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior-period financial statements will be required. The Company does not anticipate that the adoption of this standard, effective January 1, 2009, will significantly impact its financial results.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

5.                                                    Recent Acounting Pronouncements (continued)

International financial reporting standards

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

Although the Company has not completed development of its IFRS changeover plan, when finalized it will include project structure and governance, resourcing and training, an analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. The Company anticipates completing its project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, during 2009.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the nature or disclosure of the Company’s adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations. As the Company is still in the initial assessment phase and has not yet selected its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change for new facts and circumstances.

6.                                                         Petroleum and Natural Gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties	$577,223	$27,947,091	$28,524,314
Less: Accumulated depreciation, depletion and amortization	(237,063)	(58,287)	(295,350)
Balance at December 31, 2007	$340,160	$27,888,804	$28,228,964

Petroleum and natural gas properties	$608,689	$110,374,549	$110,983,238
Less: Accumulated depreciation, depletion and amortization	(405,935)	(58,287)	(464,222)
Balance at December 31, 2008	$202,754	$110,316,262	$110,519,016

At December 31, 2008, the Company has excluded $110,316,262 (December 31, 2007 – $27,888,804) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. This total excluded from costs subject to depletion, includes an accrual of $1,854,662 (December 31, 2007 - $11,176,849). General and administrative expenses totalling $203,451 (December 31, 2007 - $438,776) were directly related to exploration and development activities and have been capitalized for the period ended December 31, 2008. The Company had invested $58,287 in a bid package on a separate block in Trinidad however it decided not to pursue this and fully depreciated this in the fourth quarter of 2006.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

6.                                      Petroleum and Natural Gas Properties (continued)

The benchmark prices, on which the ceiling test is based, were prepared by independent engineers as at December 31, 2008 are as follows:

Year	AECO Spot $/mmbtu	NGL $/BBL
2009	7.49	44.39
2010	8.02	52.91
2011	8.56	59.01
2012	9.10	62.82
2013	9.63	69.68
2014	9.63	69.89

Benchmark prices increase at a rate of 2.0% per year after 2014. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, varied delivery points and quality differentials in the products delivered. For the year ended December 31, 2008 and 2007 no ceiling test write-down was required.

7.                                      Bridge Facility

On September 23, 2008, the Company entered into a short-term $14,000,000 Bridge Facility with Canadian Superior. The funds from the Bridge Facility were available on condition of the closing of a $30,000,000 equity financing. The required equity financing condition was satisfied on October 2, 2008. In connection with securing the Bridge Facility, a $100,000 non refundable facility fee was paid to Canadian Superior. The Bridge Facility is to be used for the sole purpose of satisfying the Company’s share of direct and indirect expenses in connection with the Block 5(c) program. The Bridge Facility interest rate is ten percent (10%) per annum compounded annually and payable December 31, 2008. The Bridge Facility is secured by security customary for transactions of this nature, including a demand debenture in the principal amount of the Bridge Facility granting a first priority security interest over all present and after-acquired personal property of the Company and a first floating charge over all other present and after acquired property of the Company. The entire Bridge Facility was drawn prior to December 1, 2008 and as such the funds drawn were due and payable December 31, 2008. Since the entire facility was drawn, pursuant to the Bridge Facility, the Company issued to Canadian Superior 500,000 non-transferable share purchase warrants exerciseable at a price on the same terms and conditions as the Warrants issued pursuant to the October 2, 2008 Offering. (Furthermore, subject to obtaining appropriate stock exchange approvals, Canadian Superior may elect at any time, at its sole discretion, to convert all or any portion of the principal amount owing pursuant to the Agreement to units on the same terms as the October 2, 2008 offering). As at December 31, 2008, the Company was in default on repayment of the bridge facility (see note 1). In addition, the Company paid interest up to January 31, 2009 by way of share issuance (see note 20).

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

8.                                      Share Capital

a)  Authorized:

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b)  Issued share capital:

Common shares	Number	Amount
Balance at December 31, 2006	31,344,008	$16,753,896
Warrants exercised	923,512	1,328,898
Options exercised	510,000	105,530
Balance at December 31, 2007	32,777,520	$18,188,334
Issued for cash (e)	17,800,000	57,640,000
Issue Costs		(4,624,487)
Special Warrants Exercised (f)	1,875,027	3,037,355
Warrants Exercised (e)	375,000	736,313
Options Exercised (d)	670,000	1,535,889
Balance at December 31, 2008	53,497,547	$76,513,404

c)  Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus. During the year 100,000 options were issued to consultants of the Company.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

8.                                      Share Capital (continued)

		Weighted	Weighted
		Average	Average
	Number of	exercise	Expiry
	Options	price	(years)
Balance, December 31, 2006	5,220,000	$1.47	4.0
Exercised	(510,000)	0.14	2.3
Granted	980,000	2.50	4.5
Forfeited	(20,000)	2.25	3.1
Balance, December 31, 2007	5,670,000	$1.77	3.3
Exercised	(670,000)	1.06	2.5
Forfeited	(50,000)	2.25	2.6
Issued	100,000	2.00	4.8
Balance, December 31, 2008	5,050,000	$1.85	2.2

In respect to the share options outstanding, 4,353,332 were exercisable at December 31, 2008 (December 31, 2007: 3,321,400). Details of stock options outstanding at December 31, 2008 are as follows:

Outstanding	Exercise Price	Expiry Date	Exercisable
750,000	$0.10	2010	750,000
250,000	0.25	2010	250,000
75,000	1.95	2012	75,000
100,000	2.00	2013	—
360,000	2.10	2011	360,000
2,740,000	2.25	2011	2,393,333
750,000	2.50	2012	500,000
25,000	2.74	2012	25,000
5,050,000			4,353,332

d)  Share Purchase Warrants issued:

On March 6, 2008, the Company issued 6,956,525 units (“Units”) priced at $4.00 per Unit, each Unit consisting of one common share and one half-warrant. On March 28, 2008 the agents closed on an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) pursuant to an over-allotment option granted to the Agents (allowing the purchase of one common share at $3.80 and/or one half warrant at $0.20) in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $31.2 million, issuing a total of 7,800,000 common shares and 4,000,000 whole warrants in March 2008. Each whole warrant entitled the holder to purchase a common share until March, 2010 at a price of $4.40 per common share. The weighted average fair value of each warrant was estimated to be $0.40.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

8.                                      Share Capital (continued)

On October 2, 2008, the Company issued 10,000,000 units (“Units”) priced at $3.00 per Unit, each Unit consisting of one common shares and one half-warrant. 10,000,000 common shares at a price of $2.80 per common share and 5,000,000 whole common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) were issued in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $30.0 million. Each whole warrant entitled the holder to purchase a common share until October, 2010 at a price of $3.50 per common share. The weighted average fair value of each warrant was estimated to be $0.40.

	Number of Warrants	Amount	Weighted Average exercise price	Weighted Average Expiry (years)
Balance at December 31, 2006	5,722,222	$3,600,589	$2.12	0.7
Stock based compensation		11,157	—	—
Warrants exercised	(923,512)	(309,250)	1.10	0.5
Warrants expired	(3,998,710)	(3,059,180)	2.75	—
Balance at December 31, 2007	800,000	$243,316	$0.18	2.5
Issued Warrants in public offering	9,000,000	3,600,000	3.90	1.1
Issued Warrants pursuant to financing	500,000	100,000	3.50	0.8
Warrants exercised	(375,000)	(68,438)	1.80	1.3
Balance at December 31, 2008	9,925,000	$3,874,878	$4.01	1.0

e)  Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exercisable into one common share. These special warrants were purchased for $1.80 per Special Warrant. The Company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. These special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

9.                                      Contributed Surplus

Changes in contributed surplus are as follows:

Amount
Balance at December 31, 2006	$1,850,235
Warrants expired	3,059,180
Stock based compensation	3,132,555
Options exercised	(33,030)
Balance at December 31, 2007	$8,008,940
Stock Based Compensation	1,891,490
Options exercised (Note 8c)	(605,212)
Balance at December 31, 2008	$9,295,218

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

10.                               Loss Per Share

The basic weighted average number of shares for the year ended December 31, 2008 is 43,346,894 (December 31, 2007: 32,277,144). Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

11.                               Stock-Based Compensation

During the year ended December 31, 2008, 100,000 options (December 31, 2007 – 980,000 with a weighted average exercise price of $2.50 per share) were granted with an exercise price of $2.00. The options remaining at December 31, 2008 vest over a period of one to two years, and expire five years from the issue date. During the year ended December 31, 2008, $1,891,490 (December 31, 2007 – $3,143,710) of stock based compensation was recognized with an offsetting credit to contributed surplus.

The fair value of the options and warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk free interest rate (%)	2.75%	4.1 to 4.3%
Expected volatility (%)	185%	96 to 106%
Expected life (years)	5	5
Expected dividend	—	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

12.                               Capital Disclosure

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance it exploration activities, general and administrative expenses and working capital requirements. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible. This requires estimates of cash requirements to meet its obligations on exploration wells. Estimates may be higher or lower than actual costs that will be incurred.

Initially, the Company had funded its activities through private placements and public offerings of common shares and warrants. The Company will continue to fund its activities through public offerings of equity as cash on hand and cash generated through operations are not sufficient to fund Challenger’s remaining objectives with respect to funding its commitment to fund one-third of the costs to be incurred in the Block 5(c) exploration program of three exploration wells offshore Trinidad.

The Company has no debt and no credit facilities available to satisfy obligations related to its activities. At December 31, 2008, the Company had $3.9 million in cash and had a working capital deficiency of $33.8 million. The Company has obtained creditor protection (refer to Note 1) as it continues to evaluate strategic alternatives available to the Company, including a sale of Challenger or its assets.

The capital management objective of the Company remains the same as that of previous years.

The Company is not subject to any capital requirements imposed by any regulators.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

13.                               Income Taxes

	Year ended December 31, 2008	Year ended December 31, 2007
Future Income Liabilities
Petroleum & Natural Gas Assets	$(4,111,155)	$(128,495)

Future Income Tax Assets
Petroleum & Natural Gas Assets	175,267	138,134
Share Issue Costs	1,335,049	394,715
Tax Losses Carried Forward	5,905,150	678,050
Valuation Allowance	(3,304,311)	(1,082,404)
Future Income Tax Liability	$—	—

The income tax recovery differs from the amount that would be expected by applying the current tax rates of 29.5% (December 31, 2007 - 32.1%, 2006 - 34.0%) for the following reasons:

	2008	2007	2006
Loss before taxes	$(5,466,182)	$(4,444,356)	$(2,522,497)
Expected Tax Recovery	1,612,524	1,426,638	857,649
Tax effect of expenses not deductible for tax purposes:
Stock based compensations	(536,779)	(1,001,303)	(643,623)
Unrealized foreign exchange loss	—	(254,180)	—
Resource allowance	—	—	(20,164)
Tax effect of share issuance costs	1,394,410	92,282	419,261
Tax adjustment from rate change	(102,623)	(19,483)	(56,903)
Tax adjustment from review of prior year returns		16,824	—
Other	(118,811)	—	—
Valuation allowance	(2,248,721)	(260,778)	(556,220)
Future income tax recovery	—	—	—

At December 31, the Company had the following non-capital losses available for deductions against future taxable income:

	2008	2007
Non-capital losses	$15,528,949	$2,099,959

The non-capital losses will expire as follows:

2009	197,574
2010	22,493
2014	29,236
2025	259,304
2026	516,514
2027	4,006,091

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

14.                               Financial Instruments

a)  Fair values of financial instruments

The Company’s financial instruments at December 31, 2008 include cash, accounts receivable, accounts payable and accrued liabilities and bridge facility payable. The fair values of these financial instruments approximate their carrying value due to the short-term nature of those instruments. The carrying and fair values of the Company’s financial instruments as at December 31, 2008 are as follows:

	Carrying Value		Fair Value
	2008	2007	2008	2007
Financial Assets

Held-for-trading:
Cash	$3,932,862	$4,944,175	$3,932,862	$4,944,175

Loans and receivables:
Accounts receivable	$140,527	$125,998	$140,527	$125,998

Financial Liabilities

Other financial liabilities:
Accounts payable and accrued liabilities	$23,890,851	$11,313,969	$23,890,851	$11,313,969
Bridge facility	$14,000,000	$—	$14,000,000	$—

As at each reporting period the Company will assess whether a financial asset, other than those classified as held-for-trading is impaired. Any impairment loss will be included in earnings for the period.

b)  Risks associated with Financial Assets and Liabilities

The Company as part of its operations carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its cash holdings. The Company’s Bridge Facility is at fixed rates in Canadian dollars.

Credit concentration risk

The Company currently generates a minor amount of revenue from Alberta gas production. Accounts receivable from one customer in connection with oil and gas production represents 17.0% (December 31, 2007 — 54.6%) of total accounts receivable as at December 31, 2008. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. In addition, the Company has certain commitments denominated in U.S. dollars as described in note 17. As at December 31, 2008 and December 31, 2007, the following items are denominated in U.S. currency:

	2008	2007
Cash	$25,457	$4,805,487
Accrued Liabilities	$1,514,504	$11,359,596
Accounts payable	$17,667,457	$9,061

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

15.          Related Party Transactions

During the year, the Company entered into agreements with Canadian Superior, which is a related party, as the former Chairman and Director of the Company (resigned as of October 22, 2008) is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions occurred between the Company and Canadian Superior and may also occur in the future. As at December 31, 2008 the Company had recorded $19.1 million U.S. (December 31, 2007 - $9.3 million U.S.) as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c). In addition, a Bridge Facility in the amount of $14.0 million Cdn, plus accrued interest is due as of December 31, 2008 (December 31, 2007 - nil). A company controlled by the now former Director of the Company earned $16,292 (period ended December 31, 2007 - $29,973) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At December 31, 2007, $16,318 was owing from a company controlled by the former Director of the Company. There were no amounts owing at December 31, 2008.

In the year ended December 31, 2007, $8,250 was paid by the Company to Canadian Superior in respect to office rent (no payments made in period ending December 31, 2008) and in December 31, 2007, $32,849 was paid for aircraft rentals and administrative support services at commercial terms to a company controlled by the now former Director of the Company (no payments made in period ending December 31, 2008). These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.                               Asset Retirement Obligation

The Company has estimated the total undiscounted cash flows required to settle its asset retirement obligation to be approximately $6,000, which will be incurred between 2010 and 2012.

17.                               Commitments and Contingencies

Challenger began activities in the Republic of Trinidad and Tobago with the execution of a participation agreement with Canadian Superior Energy Inc. in November 2004. The participation agreement provides the Company with the opportunity to earn a 25% interest in a production sharing contract covering the Block 5(c) offshore Trinidad by participating for one-third of the cost of an exploration program consisting of three wells. As at December 31, 2008, the drilling and testing of the first and second exploration well is complete and drilling and testing of the third exploration well is in process. The drilling on the third exploration well commenced on August 28, 2008 and is expected to be completed testing by the end of March 2009. As of December 31, 2008, the Company has funded $80.1 million U.S. towards its obligations in the Block 5(c) Participation Agreement.  As of December 31, 2008 the Company has accrued obligations of $19.2 million U.S. for the Company’s share of drilling costs incurred on Block 5(c). In addition, Challenger is required to fund the repayment of $14.0 million CDN to Canadian Superior relating to the Bridge Facility. The estimate for Challenger’s remaining costs to be incurred subsequent to December 31, 2008 for the completion of the Block 5(c) drilling program is $17.0 million U.S.. For the remaining commitment, the actual costs to fund the Company’s one-third share of drilling is unknown to date and can only be estimated. The actual funding costs may be higher or lower. The obligations to Canadian Superior are due in US dollars and therefore, the Company’s projected funding obligation is subject to the actual costs incurred by Canadian Superior and fluctuations in exchange rate. In summary, the Company estimates its total obligations are $36.2 million U.S. and $14 million CDN (of which $19.8 million U.S. and $14 million CDN has been accrued for at year end).

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

18.                               Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian generally accepted accounting principles (Canadian GAAP), which differs in some respects from generally accepted accounting principles in the United States (U.S. GAAP). These differences have been outlined below.

As at and for the period ended December 31, 2008 and 2007 reconciling items to the balance sheet and the statement of loss and deficit between Canadian GAAP and U.S. GAAP are described below:

The application of U.S. GAAP results in the following differences to the following income statement items:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net loss in accordance with Canadian GAAP, as reported	$(5,466,182)	$(4,444,356)	$(2,522,497)
Writedown of petroleum and natural gas properties (Note 18(a))	—	—	(269,201)
Depletion, depreciation, and accretion	87,857	50,831	12,854
Net loss in accordance with U.S. GAAP	$(5,378,325)	$(4,393,525)	$(2,778,844)
Net loss per share in accordance with U.S. GAAP basic	$(0.12)	(0.14)	(0.09)

The application of U.S. GAAP results in the following differences to the following balance sheet items:

	Year ended
	December 31, 2008
	Canadian	United States

Petroleum and natural gas properties	$110,519,016	$110,437,681
Deficit	(12,982,807)	(13,100,466)

	Year ended
	December 31, 2007
	Canadian	United States

Petroleum and natural gas properties	$28,228,964	$28,023,448
Deficit	(7,516,625)	(7,722,141)

a) Ceiling Test

Under Canadian full cost accounting rules, costs capitalized in each cost centre, net of future income taxes, are limited to an amount equal to the undiscounted, future net revenues from proved reserves using estimated future prices and costs, plus the carrying amount of unproved properties and major development projects (the “ceiling test”). Under the full cost method of accounting as set forth by the US Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing”) and are discounted at 10%.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

18.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

b) Additional disclosures - (Unaudited)

Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since Inception to December 31, 2008 are presented as follow:

Consolidated statements of operations and deficit	Period from Inception to December 31, 2008

Oil and natural gas sales	$540,472
Royalties net of royalty tax credit	(136,162)
Net production revenue	404,310

Stock-based compensation	6,687,950
Office and administrative	2,726,941
Professional fees	1,584,963
Depletion, depreciation and accretion	584,235
Production and operating costs	102,230
Listing fees	145,666
Miscellaneous	68,578
11,900,563

Interest on deposits	888,300
Foreign exchange loss	(2,492,513)
Net loss for the period from Inception to December 31, 2008, being the deficit accumulated during the development stage	(13,100,466)
Opening deficit accumulated during development stage	—

Ending deficit accumulated during development stage, December 31, 2008	$(13,100,466)

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

18.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

Period from Inception to December 31,
Consolidated statements of cash flow	2008

Operating activities	$(4,731,018)
Financing activities	95,894,154
Investing activities	(86,927,904)
Foreign exchange loss	(804,506)

Increase in cash and cash equivalents	3,430,726
Cash and cash equivalents - Inception	502,136
Cash and cash equivalents - December 31, 2008	$3,932,862

Recently Issued United States Accounting Standards

As of January 1, 2008, Challenger adopted, for U.S. GAAP purposes, SFAS 157, “Fair Value Measurements”. SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of this standard did not have a material impact on the Company’s financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard became effective November 15, 2008 following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section, 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP. The adoption of this standard did not have a material impact on the Company’s financial statements.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

18.                               Reconciliation with United States Generally Accepted Accounting Principles (continued)

New United States Accounting Pronouncements

As of December 31, 2009, Challenger will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than yearend prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The Company is assessing the impact these new rules will have on its financial statements.

19.                               Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.

20.                               Subsequent Events

1)  Subsequent to year end, the Company issued a total of 188,216 shares to Canadian Superior as payment of interest on the Bridge Facility payable to Canadian Superior up to January 31, 2009. 101,270 Shares were issued for $138,395 accrued interest as at December 31, 2008 and 86,946 shares were issued for $118,905 of interest accrued to January 31, 2009. The number of shares issued is based on the weighted average share price for the last ten trading days of the previous month. Subsequent to year end, 500,000 options were cancelled.

2)  On January 23, 2009, the Company announced, along with its partners, Canadian Superior and BG that preparations are underway to conduct flow testing on the “Endeavour” well, offshore Trinidad, on Block 5(c).

3)  On February 5, 2009, the Company announced that its Board of Directors appointed a special committee of directors with the mandate to undertake a process to evaluate the various strategic alternatives available to the Company including the sale of assets or the sale of the Company. In this regard, the Special Committee has retained Peters & Co. Limited as its financial advisor to assist in the review process.

4)  On February 27, 2009, the Company obtained a Court Order for protection under the Companies’ Creditors Arrangement Act (“CCAA”). Alger & Associates Inc. was appointed monitor under the order. Subject to the order, proceedings by creditors and others cannot be continued or commenced without the consent of Challenger and the monitor, or leave of the court.

The Court Order permits Challenger to remain in possession and control of its property, carry on its business, retain employees and other service providers and continue with its previously announced process to evaluate the various strategic alternatives available to the Company, including the sale of Challenger or its assets.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

    For the years ended December 31, 2008 and 2007

20.                               Subsequent Events (continued)

5)  On March 3, 2009, the Company announced that NYSE Alternext halted trading in its common shares and is reviewing a possible delisting. NYSE Alternext took this step in response to Challenger’s announcement on February 27, 2009 that it had obtained an order (the “CCAA Order”) for protection from creditors under the Companies’ Creditors Arrangement Act (Canada).

6)  On March 3, 2009, the Company announced that after extensive preparations, flow testing of the “Endeavour” well offshore Trinidad on Block 5 (c) commenced on March 1, 2009. The rig is currently being demobilized.

7)  Canadian Superior obtained on March 5, 2009, a court order under CCAA. This order allows Canadian Superior to continue with its decision to sell an undivided 25% or larger interest in Block 5(c) and pursue restructuring of Canadian Superior. Furthermore, an interim receivership order was granted on February 11, 2009 against Canadian Superior pursuant to a receivership application commenced by BG International Ltd. in relation to Canadian Superior’s participating interest in certain Trinidad properties that may affect Challenger’s interest in Block 5(c).